                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                    ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE,
              SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

For the transition period from __________________ to _____________________

Commission File No. 1-16097


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            THE MEN'S WEARHOUSE, INC.
                               401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            THE MEN'S WEARHOUSE, INC.
                               5803 Glenmont Drive
                              Houston, Texas 77081

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 2000 and 1999, Supplemental
Schedules for the Year Ended December 31, 2000 and Independent Auditors' Report

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                       PAGE

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 AND
   FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                      2

   Statements of Changes in Net Assets Available for Benefits           3

   Notes to Financial Statements                                        4

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2000:

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)       7


Schedules Omitted

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Participants of
The Men's Wearhouse, Inc.
     401(k) Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/S/ DELOITTE & TOUCHE LLP

Houston, Texas
June 26, 2001



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THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                         2000           1999
INVESTMENTS, At fair value:
   Mutual Fund Assets:
      AXP Cash Management Fund                       $  3,233,936   $  1,379,796
      AET Equity Index II Fund                            104,229
      AXP Bond Fund                                       868,979        691,770
      AXP Mutual Fund                                   2,062,986      2,016,194
      AXP Blue Chip Advantage Fund                      4,438,086      4,319,694
      AXP New Dimensions Fund                           6,011,906      5,962,521
      AXP Global Growth Fund                                           1,489,706
      Franklin Small Cap Fund                             397,231
      Invesco Dynamics Fund                               605,786
      Janus Overseas Fund                               1,729,465
   IDS Guaranteed Retirement Fund                                      1,298,669
   The Men's Wearhouse Pooled Stock Fund                4,592,224      4,765,571
   Loans to participants                                1,778,944      1,537,427
                                                     ------------   ------------

                Total investments                      25,823,772     23,461,348
                                                     ------------   ------------

CONTRIBUTIONS RECEIVABLE:
   Employee                                               373,449        254,320
   Employer                                                23,423         16,823
                                                     ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                    $ 26,220,644   $ 23,732,491
                                                     ============   ============


See notes to financial statements.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                             2000            1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net (depreciation) appreciation in fair value of investments       $ (3,379,081)   $  1,270,064
      Interest and dividends                                                1,732,471       1,280,872
                                                                         ------------    ------------

                Total                                                      (1,646,610)      2,550,936

   Employee contributions                                                   6,087,565       4,908,545
   Employer contributions                                                     345,317         225,239
                                                                         ------------    ------------

                Total                                                       6,432,882       5,133,784
                                                                         ------------    ------------

                Total additions                                             4,786,272       7,684,720
                                                                         ------------    ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
   Benefit payments                                                         2,298,119       1,598,786
                                                                         ------------    ------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                           2,488,153       6,085,934

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                       23,732,491      17,646,557
                                                                         ------------    ------------

   End of year                                                           $ 26,220,644    $ 23,732,491
                                                                         ============    ============


See notes to financial statements.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         The following description of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan and trust agreements for more information.

         GENERAL - The Plan is a defined contribution plan that has been amended and restated effective January 1, 1992 as a separate plan; previously, it was part of The Men's Wearhouse, Inc. Employee Stock Ownership Plan and Employees' Savings Plan. The purpose of the Plan is to provide eligible employees with future retirement benefits through a deferred savings program. The Plan year ends on December 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent amendments and revisions.

         ELIGIBILITY - The Plan provides that all employees of The Men's Wearhouse, Inc. (the "Company"), except for employees of Moores Retail Group Inc. and subsidiaries, become eligible to participate after three months of service.

         Effective August 1, 2000, the K&G Men's Center, Inc. 401(k) Savings Plan (the "K&G Plan") was merged with the Men's Wearhouse, Inc. 401(k) Plan ("the Plan"). K&G Men's Center is a wholly owned subsidiary of the Men's Wearhouse, Inc. Participants of the K&G Plan received service credits for membership in the K&G Plan prior to its merger into the Plan. Participants' investment options in the K&G Plan were mapped to comparable investment options offered by the Plan, unless otherwise directed.

         ADMINISTRATION - The Plan is administered by an advisory committee made up of four employees, two of whom also serve on the Company's Board of Directors. The Company pays all administrative expenses of the Plan. Investments of the Plan are held in trust by American Express Trust Company (the "Trustee").

         CONTRIBUTIONS - Eligible employees may make pre-tax contributions to the Plan through salary deferrals, up to the amount of the current year statutory limitations (subject to cost-of-living adjustments). The Company revised the Plan on April 1, 1998 to include a 5% contribution by the Company on the first $2,000 salary deferral for all qualified participants for a maximum $100 contribution per participant per year. Effective March 1, 1999, the Company revised the Plan to increase the Company's matching percentage from 5% to 8% on the first $2,000 salary deferral for all qualified participants. Effective March 1, 2000, the matching percentage was increased from 8% to 10% on the first $2,000 salary deferral for all qualified participants.

         AUTHORIZED INVESTMENTS - Employee contributions are deposited into a trust account which is invested by the Trustee in various investment options as directed by each employee. The investment options available include nine fund investments maintained by the Trustee plus The Men's Wearhouse Pooled Stock Fund and the IDS Guaranteed Retirement Fund in 1999.

         VESTING - Employees are 100% vested in their salary deferral contribution accounts and their employer contribution accounts.

         DISTRIBUTIONS TO PARTICIPANTS - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or equal annual installments not to exceed the life expectancy of the participant or beneficiary. A participant may also withdraw his or her employee contributions to meet certain defined financial hardship needs subject to approval by the Plan's advisory committee.

         LOANS - Plan loans are available to all active Plan participants on a reasonably equivalent basis. Amounts may not exceed the lesser of $50,000 or one-half of the current value of a participant's vested account balance. All loans are fully secured by the balance in the participant's account.

2.       SUMMARY OF ACCOUNTING POLICIES

         The financial statements are prepared on the accrual basis of accounting. Investments are reported in the financial statements at their fair market value as determined by quoted market prices. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect reported amounts. The Plan's financial statements are based on management's best estimates and judgments. Actual results may differ from these estimates.

3.       PLAN TERMINATION

         Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

4.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated July 10, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.       BENEFITS PAYABLE

         As of December 31, 2000 and 1999, net assets available for benefits included benefits of $73,712 and $57,978, respectively, due to participants who have withdrawn from participation in the Plan.

6.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 2000 and 1999, the Plan purchased and sold shares of the Trustee's mutual fund assets, as shown below:

                      PURCHASES
-----------------------------------------------------
         2000                         1999
------------------------     ------------------------
                Cost                        Cost
 Shares        Amount         Shares       Amount

5,163,055    $11,550,473     2,743,683    $8,285,112

                                    SALES
-----------------------------------------------------------------------------
                2000                                    1999
------------------------------------     ------------------------------------
                Sales        Cost                       Sales         Cost
  Shares       Amount       Amount         Shares      Amount        Amount

3,142,245   $7,895,223    $6,862,163     1,724,991   $4,232,455    $3,705,521

During the years ended December 31, 2000 and 1999, the Plan purchased and sold shares of The Men's Wearhouse Pooled Stock Fund, as shown below:

                   PURCHASES
-----------------------------------------------
        2000                      1999
---------------------     ---------------------
              Cost                     Cost
 Shares      Amount       Shares      Amount

227,589    $3,605,425     139,744    $2,374,302



                                    SALES
------------------------------------------------------------------------------
              2000                                       1999
-----------------------------------        -----------------------------------
              Sales         Cost                         Sales         Cost
Shares       Amount        Amount          Shares       Amount        Amount

221,379    $3,975,498    $3,814,450        115,817    $2,092,485    $1,508,324






                                     ******




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


THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                                         (c)
                                                   DESCRIPTION OF
                     (b)                        INVESTMENT, INCLUDING
             IDENTITY OF ISSUE,                  MATURITY DATE, RATE                (e)
            BORROWER, LESSOR, OR              OF INTEREST, COLLATERAL,            CURRENT
(a)             SIMILAR PARTY                   PAR OR MATURITY VALUE              VALUE

     MUTUAL FUNDS:
 *      American Express Trust Company        AXP Cash Management Fund         $  3,233,936
 *      American Express Trust Company        AXP Bond Fund                         868,979
 *      American Express Trust Company        AXP Mutual Fund                     2,062,986
 *      American Express Trust Company        AXP Blue Chip Advantage Fund        4,438,086
 *      American Express Trust Company        AXP New Dimensions Fund             6,011,906
        Janus                                 Janus Overseas Fund                 1,729,465
        Franklin Templeton                    Franklin Small Cap Fund               397,231
        Invesco Funds Group, Inc.             Invesco Dynamics Fund                 605,786
                                                                               ------------

     TOTAL                                                                     $ 19,348,375
                                                                               ============

     COLLECTIVE INVESTMENT FUND -
 *      American Express Trust Company        AET Equity Index II Fund         $    104,229
                                                                               ============

 *   The Men's Wearhouse Pooled Stock Fund    The Men's Wearhouse, Inc.        $  4,592,224
                                                                               ============

 *   LOANS TO PARTICIPANTS                    Loans to Participants (1)        $  1,778,944
                                                                               ============

*  Party-in-interest

(1) Generally five-year installment notes with interest rates ranging from 6.5% to 12.60%.







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



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Men's Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                              THE MEN'S WEARHOUSE, INC.
                                                 401(k) SAVINGS PLAN


Date: June 29, 2001                           /s/ GARY G. CKODRE
     -----------------------------            ----------------------------------
                                              Gary G. Ckodre, Member of
                                               the Advisory Committee



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